

April 22, 2015

Via E-mail
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-8176 Japan

      Re: **Mizuho Financial Group, Inc.**
                Form 20-F for Fiscal year Ended March 31, 2014
                Filed July 25, 2014
                File No. 001-33098

Dear Mr. Sato:

We have reviewed your March 31, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2015 letter.

Risk Factors, page 10

A decline in deferred tax assets due to a change in our estimation of future taxable income or change in Japanese tax policy could adversely affect our financial condition and results of operations, page 12

1.   Refer to your response to prior comment two. Revise this risk factor to more clearly discuss your tax planning strategy of relying on future sales of available-for-sale securities for sufficient future taxable income to utilize certain of your net operating loss carryforwards. Clearly discuss your exposure to the changes in market conditions and fluctuations in valuation of available-for-sale securities equity due to your reliance on this tax planning strategy.

Consolidated Financial Statements, F-1

Note 19. Income Taxes, F-61

2.   It appears that your response to prior comment two in our letter dated March 10, 2015
        provides certain information necessary to understand significant changes in your current
        and deferred income taxes, valuation allowance, and net operating loss carryforwards. As
        such, please revise your MD&A and tax footnote in future filings to disclose certain
        information included in that response. To assist us in evaluating your response, please
        include in the correspondence proposed changes to your disclosure.

        •   Revise to provide a detailed rollforward of the changes in your valuation
                allowance supplemented by a narrative explanation similar to the information you
                provided to address the first and second bullet points of prior comment two.

        •   Revise your future filings to include information similar to that provided in the
                third bullet point related to the allocation of the valuation allowance to specific
                jurisdictions and subsidiaries, and clearly disclose the extent to which you
                experienced a cumulative tax loss for the last three years in the respective tax
                jurisdictions.

        •   Revise your future filings to expand your income tax expense disclosure on page
                75 to provide further details from the fourth bullet of prior comment two
                regarding the extent of your overall reliance on sales of available-for-sale
                securities to generate sufficient taxable income as well as to address the effect of
                net unrealized gains on available-for-sale securities on current and deferred
                income taxes for the respective periods presented. Clearly disclose the reasons
                for using this tax planning strategy, the jurisdictions in which it is used, the extent
                of sales of available-for-sale securities pursuant to this strategy, and the
                limitations and risks of this tax planning strategy.

        •   Revise your future filings to provide a breakdown of net operating loss
                carryforwards by tax jurisdiction and by year of expiration, both on a gross basis
                and net of valuation allowance for all periods presented in a format similar to your
                response to the fifth bullet of prior comment two.

        •   Expand your proposed footnote disclosure to the net deferred tax asset table on F-
                63 to include the last paragraph from your response to the sixth bullet of prior
                comment two to address the expiration of MHFG net operating loss
                carryforwards.

- Revise your future filings to more clearly disclose the reconciliation of valuation allowance balances and annual changes provided in your response to the seventh bullet of prior comment two.

You may contact Svitlana Sweat, Staff Accountant at 202 551-3326 or me at 202 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney, at 202 551-3234 or Chris Windsor, Staff Attorney, at 202 551-3419 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief